March 23, 2012

Mr. Lyn Shenk

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	The Walt Disney Company Form 10-K for the fiscal year ended October 1, 2011 Filed November 23, 2011 File No. 001-11605

Dear Mr. Shenk:

This letter responds to your letter dated February 22, 2012 (and received on March 13, 2012) relating to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2011. For ease of reading, we have repeated the comment from your letter in bold print. In our response the terms “Company”, “our” and “we” are used interchangeably to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Form 10-K for Fiscal Year Ended October 1, 2011

Note 15: Commitments and Contingencies

Legal Matters, page 100

In the matter Celador International Ltd. v. American Broadcasting Companies, Inc., please explain to us the basis for your determination that you do not have a probable loss under the applicable accounting standards relating to probability of loss for recording a reserve with respect to this litigation. In this regard, we note both the July 7, 2010 jury verdict against you and the subsequent December 21, 2010 denial of your motions for a new trail and for judgment as a matter of law. Please be detailed in your response and address separately likelihood of loss, estimation of loss, and how evidence related to each was weighed.

Company Response

In order to determine whether a probable loss has occurred with respect to Celador International Ltd. V. American Broadcasting Companies, Inc., the Company consulted with outside counsel responsible for trial of the Celador matter, as well as two prominent appellate firms (WilmerHale and Horvitz and Levy), which were retained to represent Company entities in post-trial proceedings and on appeal. In each case, the Company requested that outside counsel evaluate the likelihood that the jury’s verdict would be upheld on appeal and instructed outside counsel as to the applicable accounting standards relating to probability of loss for recording a reserve (as established in ASC 450-20-25 Recognition of Loss Contingencies) with respect to the litigation. This evaluation was requested both following the jury’s verdict and after the motions for new trial and for judgment as a matter of law were denied. In both instances, the firms advised the Company that the likelihood that the jury’s verdict would be upheld on appeal was less than probable as that term is used under the applicable accounting standards and explained the basis of their conclusion. This conclusion was consistent with the Company’s view of the likely outcome of the litigation based on our understanding of the facts underlying the claims, the matters of law relating to those claims and the bases available for overturning the verdict.

With respect to the estimation of loss, the Company has estimated the maximum amount of loss that is reasonably possible as the amount of the jury verdict ($269.4 million) plus the stipulated pre-judgment interest of $50 million, as reflected in the Company’s disclosure, plus post-judgment interest in an amount that is not expected to be material. The Company believes that this is the amount of loss that would be incurred if the jury’s verdict were upheld on appeal in all respects. If none of the jury’s verdict is upheld on appeal, the loss would be zero, so the range of loss is zero to $319.4 million plus an immaterial amount of post-judgment interest. While it is possible that the jury’s verdict could be upheld in part and denied in part, of the two separate claims that make up the $269.4 million jury award, one is for an amount that is not material to the Company. If the immaterial claim is upheld and the other is overturned, the loss would not be material to the Company. Conversely, if the larger claim is upheld and the verdict on the smaller claim is overturned, the loss would not be materially different from the maximum amount currently disclosed. In any event, the Company’s conclusion that there is no probable loss applies to both claims.

Based on the foregoing, the Company concluded that it was not appropriate to record a loss with respect to this matter, either following the jury verdict or following the post-trial motions. The range of reasonably possible liability is zero to $319.4 million, which the Company believes is reflected in the disclosure provided.

The Company also reviewed with the Audit Committee of the Board of Directors the process the Company followed, the conclusion that there was no probable loss following both the jury verdict and the denial of the post-trial motions and the level of disclosure in the financial statements.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-4200 or Brent A. Woodford, Senior Vice President Planning and Control, at (818) 560-5054 should you wish to discuss this letter.

Sincerely,

/s/ James A. Rasulo
James A. Rasulo Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Iger, Chairman and Chief Executive Officer
Brent A. Woodford, Senior Vice President, Planning and Control

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